UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              PharmaFrontiers, Corp.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.05 PER SHARE.
                         (Title of Class of Securities)

                                 7171EN 10 6
                                (CUSIP Number)

                               George Jarkesy
                               18207 Burkhardt
                               Tomball, TX 77375
                                (832) 452-8820
                                --------------
     (Name,  Address  and  Telephone  Number  of  Person Authorized  to
                     Receive  Notices  and  Communications)

                                 June 4, 2004
       (Date  of  Event  which  Requires  Filing  of  this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D


                              CUSIP NO. 7171EN 10 6

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      1.    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George Jarkesy and the Jarkesy Foundation, Inc.
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      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a) X
            (b)

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      3.    SEC USE ONLY

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      4.    SOURCE OF FUNDS

            PF
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      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS  2(d)  or  2(e)

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      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            USA & Texas
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      7.    SOLE VOTING POWER

            1,300,500

         NUMBER OF
          SHARES                  8.    SHARED VOTING POWER
      BENEFICIALLY
         OWNED  BY                      395,755
      EACH REPORTING
          PERSON                  9.    SOLE DISPOSITIVE POWER
          WITH
                                        1,300,500

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                                  10.   SHARED DISPOSITIVE POWER

                                        395,755
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      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            1,696,255

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      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES

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      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.23%

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      14.   TYPE OF REPORTING PERSON

            IN & CO
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                                  SCHEDULE 13D

ITEM  1.  SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.05 per share (the "Common Stock"), of PharmaFrontiers, Corp, a Texas corporation (the "Company" or the "Issuer"). The Company's principal executive offices are located at 2635 Cresent Ridge Drive, The Woodlands, TX 77381.

ITEM  2.  IDENTITY AND BACKGROUND.

(a)  This Schedule is being filed by George Jarkesy.

(b)  The mailing address of Mr. Jarkesy is 18207 Burkhardt, Tomball, Texas
77375.

(c)  Mr. Jarkesy is a stockholder of the Company.

(d) During the last five years, Mr. Jarkesy has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Mr. Jarkesy was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)  Mr. Jarkesy is a citizen of the United States of America.

ITEM  2.  IDENTITY AND BACKGROUND.

(a)  This Schedule is being filed by the Jarkesy Foundation, Inc.

(b) The mailing address of the Jarkesy Foundation, Inc. is 18207 Burkhardt, Tomball, Texas 77375.

(c)  The Jarkesy Foundation, Inc. is a stockholder in the Company.

(d) During the last five years, Mr. Jarkesy has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Mr. Jarkesy was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)  The Jarkesy Foundation, Inc. is organized in the state of Texas.


ITEM  3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Personal Funds

ITEM  4.  PURPOSE OF TRANSACTION.



ITEM  5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) According to the Company, there were 20,609,545 shares of Common Stock outstanding as of November 2, 2005. Mr. Jarkesy is the direct owner of 1,300,500 shares and an indirect owner of 395,755 shares of Common Stock, which represents approximately 8.23% of the outstanding shares of the Company's Common Stock.

(b) Mr. Jarkesy has the sole power to direct the vote of 1,300,500 shares and the shared power to direct the vote of 395,755 shares of Common Stock owned by him and the sole power to direct the disposition of 1,300,500 shares and the shared power to direct the disposition of 395,755 shares.

(c) Except as set forth in this Schedule 13D, there have been no sales or purchases with respect to the Company's shares effected during the past sixty days by Mr. Jarkesy.

(d)  Not Applicable.

(e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described above and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Jarkesy and any other person with respect to any securities of the Company.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

None; not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/2/05

/s/ George R. Jarkesy, Jr.
--------------------------
George R. Jarkesy, Jr.